As filed with the Securities and Exchange Commission on July 18, 2006

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PETROHAWK ENERGY CORPORATION

(Name of Registrant as specified in its charter)

Delaware	86-0876964
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Louisiana, Suite 4400

Houston, Texas 77002

(832) 204-2700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Floyd C. Wilson

President and Chief Executive Officer

1100 Louisiana, Suite 4400

Houston, Texas 77002

(832) 204-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dallas Parker William T. Heller IV Thompson & Knight LLP 333 Clay Street, Suite 3300 Houston, Texas 77002 (713) 654-8111 (713) 654-1871 (Fax)	David S. Elkouri Connie D. Tatum Hinkle Elkouri Law Firm LLC 301 N. Main, Suite 2000 Wichita, Kansas 67202 (316) 267-2000 (316) 264-1518 (Fax)

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

If this form is a post-effective amendment to a registration to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class securities to be registered	Amount to Be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.001	5,922,477	$11.79	$69,826,004	$7,472

(1)	Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for our common stock as quoted on the Nasdaq National Market on July 17, 2006, in accordance with Rule 457(c) under the Securities Act of 1933.

PROSPECTUS

5,922,477 Shares

Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 5,922,477 shares of our common stock for the account of the stockholders named in this prospectus. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any proceeds from sales by the selling stockholders.

On July 12, 2006, we completed the merger of KCS Energy, Inc. with and into us. In connection with the merger we agreed to file a registration statement with the U.S. Securities and Exchange Commission to register the resale of common stock held by former affiliates of KCS. This prospectus is part of a registration statement filed by us as required by our agreement with KCS.

Our common stock is quoted on the Nasdaq National Market under the symbol “HAWK.” On July 14, 2006, the last reported sales price for our common stock was $12.08 per share.

Investing in our common stock involves risks. Please read carefully the information under the headings “ Risk Factors” beginning on page 4 and “ Forward-Looking Statements” on page 17 of this prospectus before you invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 17, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a description of the securities which may be offered by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

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THE COMPANY

Petrohawk Energy Corporation (“Petrohawk” or the “Company”), a Delaware corporation, is an independent oil and gas company engaged in the acquisition, development, exploration and production of domestic natural gas and oil properties. Our properties are concentrated in the East Texas/North Louisiana, Gulf Coast, Permian Basin, and Anadarko/Arkoma regions. Since May 2004 when our current management joined the Company, we have increased our proved reserves and production principally through acquisitions in conjunction with an active drilling program. Pro forma for our recent merger with KCS Energy, Inc. (described below in “Recent Developments”), from May 2004 to December 2005, our estimated proved reserves increased from 30 Bcfe to approximately 980 Bcfe, and from May 2004 to April 2006, our average daily production increased from 7 MMcfe to approximately 291 MMcfe. We expect to continue to grow by exploiting our multi-year inventory of development projects and exploration opportunities and selectively pursuing acquisitions within our current operating areas that meet our strategic and financial objectives. We focus on maintaining a balanced, geographically diverse portfolio of longlived, lower risk reserves along with shorter lived, higher margin reserves. We believe that this balanced reserve mix provides a diversified cash flow foundation to fund our development and exploration drilling program.

As of December 31, 2005, our estimated proved reserves were approximately 980 Bcfe on a pro forma basis taking into account the merger with KCS, of which 77% were natural gas, 68% were proved developed and 74% were operated. For the month ended April 30, 2006, we produced approximately 291 MMcfe per day. The following table sets forth, by operating area, a summary of our estimated proved reserve information as of December 31, 2005 on a pro forma basis, our estimated average net daily production for April 2006, our budgeted 2006 drilling expenditures and our identified proved and non-proved drilling locations:

	Estimated Proved Reserves at December 31, 2005(1)
	Total	April 2006 Estimated Average Net Daily Production (MMcfe per day)	Budgeted 2006 Drilling Expenditures ($ millions)(3)	Identified Drilling Locations(4)
Area	(Bcfe)			Proved	Non-proved
E. Texas/N. Louisiana	356	99	$209	404	2,020
Gulf Coast	226	99	182	80	352
Permian Basin	240	40	59	173	793
Anadarko/Arkoma	109	35	58	34	1,007
Other Basins(5)	49	18	17	33	64

Total	980	291	$525	724	4,236

(1)	Petrohawk reserve estimates are prepared by Netherland, Sewell & Associates, Inc. (“Netherland Sewell”) except for the North Louisiana Acquisitions which are internally estimated. KCS reserve estimates are prepared internally and audited by Netherland Sewell.
(2)	Based on spot market prices of $57.75 per Bbl WTI and $10.075 per MMBtu Henry Hub natural gas as of December 31, 2005, adjusted for basis and quality differentials.
(3)	2006 drilling expenditures through June 30, 2006 are estimated to be approximately $275 million.
(4)	Proved drilling locations are from December 31, 2005 reserve estimates. Non-proved locations are internally estimated.
(5)	Includes properties in Michigan, California, Wyoming and other areas.

Petrohawk is a Delaware corporation originally organized in Nevada in June 1997 as “Beta Oil & Gas, Inc.” Our principal offices are located at 1100 Louisiana Street, Suite 4400, Houston, Texas 77002, telephone number (832) 204-2700, fax number (832) 204-2800, and our website can be found at www.petrohawk.com. Unless specifically incorporated by reference in this prospectus, information that you may find on our website is not part of this prospectus.

Recent Developments

We have recently completed several transactions:

Merger with KCS Energy, Inc.

On July 12, 2006, we completed our merger with KCS Energy, Inc. where KCS merged with and into us. The combined company continues to be known as Petrohawk Energy Corporation and continues to be headquartered in Houston, Texas. KCS, a Delaware corporation, was an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and crude oil. KCS’s properties were primarily located in the East Texas/North Louisiana, Gulf Coast, Permian Basin and Anadarko/Arkoma regions of the United States. Pro forma for the Terryville acquisition described below, as of December 31, 2005, KCS’s estimated total proved oil and gas reserves were approximately 463 Bcfe. Approximately 88% of KCS’s proved reserve base was natural gas and approximately 73% was classified as proved developed. KCS operates approximately 86% of its proved oil and natural gas reserve base. During the first quarter of 2006, KCS averaged 149 MMcfe per day of production.

Under the terms of the merger agreement, KCS stockholders (other than holders of KCS restricted common stock) received $9.00 per share in cash and 1.65 shares of Petrohawk common stock for each share of KCS common stock they owned. Issued and outstanding shares of KCS restricted common stock held by employees were converted into issued and outstanding shares of restricted common stock of Petrohawk. Outstanding KCS stock options were converted into Petrohawk stock options, and outstanding performance share awards of KCS were converted into performance share awards to earn shares of Petrohawk common stock, in each case in such amounts and on such terms as set forth in the merger agreement. In total, we issued approximately 83.8 million shares of common stock and paid approximately $450.3 million in cash as consideration in the merger with KCS. We also assumed KCS’s outstanding debt, which was $275 million at March 31, 2006. Following the transaction, former KCS stockholders own approximately 50% of the combined company.

Issuance of Senior Notes Due 2013

On July 12, 2006, in connection with the merger with KCS and pursuant to a purchase agreement dated June 23, 2006, among us and certain financial institutions, as initial purchasers, we issued and sold under an indenture an aggregate principal amount of $650 million of 9 1/8% senior notes due 2013 in accordance with a private placement conducted pursuant to Rule 144A under the Securities Act of 1933, as amended. The initial purchasers purchased the notes at a purchase price of 97.617% of the aggregate principal amount of the notes. The notes are guaranteed by certain of our subsidiaries and will be exchanged for similar notes registered under the Securities Act.

Tender Offer for Outstanding 9 7/8% Senior Notes due 2011

On June 8, 2006, we commenced a cash tender offer for any and all of the outstanding $124.5 million aggregate principal amount of our 9 7/8% Senior Notes due 2011 (the “2011 Notes”). In connection with the tender offer, we solicited consents, which were received, from holders of the 2011 Notes to effect certain proposed amendments to the indenture governing the 2011 Notes, including, among other things, the elimination of substantially all restrictive covenants and certain events of default. On July 12, 2006, we completed the repurchase of the 2011 Notes tendered in connection with this tender offer. In total, we paid approximately $139.1 million plus accrued interest to the payment date to repurchase these notes.

Amended Credit Facility

On July 12, 2006, in connection with the closing of the merger with KCS and the issuance of senior notes due 2013, we amended our revolving credit facility to increase our aggregate commitments from lending institutions from up to $600 million to up to $1 billion, subject to a borrowing base calculation, which is secured by liens on most of our assets, the stock of our subsidiaries and most of the assets of our subsidiaries. The borrowing base under the revolving credit facility was increased from $385 million on March 31, 2006, to $650 million as of July 12, 2006. The borrowing base for our revolving credit facility is determined semiannually on our about May 1 and November 1, though we and the lenders under our revolving credit facility may request additional borrowing base determinations under certain circumstances. Our obligations under our revolving credit facility are also guaranteed by all of our subsidiaries. Final maturity of our revolving credit facility has been amended to change the final maturity date from July 28, 2009 to July 12, 2010.

All amounts outstanding under our and KCS’s revolving credit facilities as of July 12, 2006, were retained under our amended revolving credit facility.

Terryville Acquisition

On April 19, 2006, KCS completed an acquisition of oil and gas properties located in the Terryville field in North Louisiana for $26.2 million. The acquisition included approximately 10,300 acres located in Lincoln Parish, Louisiana, and proved reserves internally estimated at 11.2 Bcfe. Production from the acquired properties is approximately 2.1 MMcfe per day.

Gulf of Mexico Property Sale

On March 21, 2006, Petrohawk sold substantially all of its Gulf of Mexico properties to Northstar GOM, LLC for $52.5 million in cash. These properties had estimated proved reserves as of December 31, 2005 of approximately 25 Bcfe, were approximately 70% gas, 59% proved developed and 27% operated. Production at closing was estimated to be approximately 10 MMcfe per day.

North Louisiana Acquisitions

On January 27, 2006, Petrohawk completed the acquisition of all of the issued and outstanding common stock of Winwell. Petrohawk paid aggregate consideration of approximately $208 million in cash after certain closing adjustments. Also on January 27, 2006, Petrohawk completed an acquisition of assets from Redley, paying aggregate consideration of approximately $86 million in cash after certain closing adjustments. Through the North Louisiana Acquisitions, Petrohawk acquired oil and gas properties in the Elm Grove and Caspiana fields in North Louisiana with approximately 106 Bcfe of internally estimated proved reserves at December 31, 2005 and average production of 16 MMcfe per day for December 2005.

Mission Resources Corporation Acquisition

Petrohawk acquired Mission Resources Corporation (“Mission”) by merger on July 28, 2005. Petrohawk issued approximately 19.6 million shares of common stock and paid approximately $139.5 million in cash to the former stockholders of Mission. In addition, all outstanding options to purchase Mission common stock were converted into options to purchase Petrohawk common stock using an exchange ratio of 0.7641 shares of Petrohawk common stock per share of Mission common stock underlying each option. Petrohawk also assumed Mission’s long-term debt of approximately $184 million, including the 2011 Notes. At December 31, 2004, Mission’s estimated net proved reserves were approximately 226 Bcfe.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following risk factors relating to our company and our common stock should be considered carefully before making an investment decision. The following risk factors should be read in conjunction with our risk factors beginning on page 15 of our Annual Report on Form 10-K for the year ended December 31, 2005, which are specifically incorporated herein to this section by this reference and which are modified to the extent so modified below.

Risk Factors Relating to Our Business

We may not be able to replace production with new reserves through our drilling or acquisition activities.

In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that we will be able to drill productive wells at acceptable costs.

The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is thorough. However, there is no assurance that such a review will reveal all existing or potential problems or allow us to fully assess the deficiencies and capabilities of such properties. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is particularly intense at this time and many of our competitors have financial and other resources which are substantially greater than those available to us.

Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.

As of March 31, 2006, after giving pro forma effect to the merger with KCS and the related transactions, our revolving credit facility balance would have been approximately $375.5 million and we would have had approximately $274.5 million of cash and additional available borrowing capacity under our $1 billion revolving credit facility, assuming a borrowing base of $650 million. The borrowing base limitation under our revolving credit facility is semi-annually redetermined. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. The next redetermination date is expected to occur in the fourth quarter of 2006. Upon a redetermination, we could be required to repay a portion of our bank debt. We may not have sufficient funds to make such repayments, which could result in a default under the terms of the loan agreement and an acceleration of the loan. We intend to finance our development, acquisition and exploration activities with cash flow from operations, bank borrowings and other financing activities. In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

•	a portion of our cash flow from operations is used to pay interest on borrowings;

•	the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•	a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

•	any debt that we incur under our revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.

Our ability to finance our business activities will require us to generate substantial cash flow.

Our business activities require substantial capital. We have budgeted pro forma 2006 drilling expenditures of approximately $525 million. We intend to finance our capital expenditures in the future primarily from discretionary cash flow from operations. We cannot be sure that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables, such as:

•	the level of production from existing wells;

•	prices of oil and natural gas;

•	our results in locating and producing new reserves;

•	the success and timing of development of proved undeveloped reserves; and

•	general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt, we may have to obtain additional financing through the issuance of debt and/or equity. We cannot be sure that any additional financing will be available to us on acceptable terms. The level of our debt financing could also materially affect our operations.

If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital through our revolving credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

Drilling wells is speculative, often involves significant costs and may not result in additions to our production or reserves.

Developing and exploring for oil and natural gas reserves involves a high degree of operating and financial risk. The actual costs of drilling, completing and operating wells often exceed our budget for such costs and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, cost overruns, equipment shortages, mechanical difficulties, and faulty assumptions about geological features. Moreover, the drilling of a productive oil or natural gas well does not ensure a profitable investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, including geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

We may not be able to successfully integrate the businesses of Petrohawk and KCS following the KCS Merger.

The success of the KCS Merger depends in large part upon our ability to integrate our organizations, operations, systems and personnel. The integration of two previously independent companies is a challenging, time-consuming and costly process. We and KCS have operated and, until the effective time of the KCS Merger, will continue to operate, independently. We have grown rapidly through recent acquisitions and will be required to integrate our recent acquisitions with KCS. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with suppliers, customers and employees or to achieve the anticipated benefits of the KCS Merger. In addition, successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company. If we are not able to integrate our organizations, operations, systems and personnel in a timely and efficient manner, the anticipated benefits of the KCS Merger may not be realized fully or at all or may take longer to realize than expected.

We may be required to take non-cash asset writedowns if natural gas and oil prices decline.

We may be required under full cost accounting rules to write down the carrying value of natural gas and oil properties if natural gas and oil prices decline or if there are substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results.

We utilize the full cost method of accounting for natural gas and oil exploration and development activities. Under full cost accounting, we are required by SEC regulations to perform a ceiling test each quarter. The ceiling test is an impairment test and generally establishes a maximum, or “ceiling,” of the book value of natural gas and oil properties that is equal to the expected after tax present value (discounted at 10%) of the future net cash flows from proved reserves, including the effect of cash flow hedges, calculated using prevailing natural gas and oil prices on the last day of the period. If the net book value of natural gas and oil properties (reduced by any related net deferred income tax liability and asset retirement obligation) exceeds the ceiling limitation, SEC regulations require us to impair or “writedown” the book value of our natural gas and oil properties. Depending on the magnitude, a ceiling test writedown could significantly reduce income, or produce a loss. As ceiling test computations involve the prevailing natural gas and oil prices on the last day of the quarter, it is impossible to predict the likelihood, timing and magnitude of any future impairments. The book value of our proved natural gas and oil properties increased in 2005 as a function of higher acquisition, exploration and development costs for the year and the increase in future development costs associated with reserves added during the year. To the extent finding and development costs continue to increase, we will become more susceptible to ceiling test writedowns in lower price environments.

Our results of operations could be adversely affected as a result of non-cash goodwill impairments.

We currently estimate that the goodwill to be recorded in connection with our merger with KCS will be approximately $817 million. Goodwill represents the excess of the purchase price paid by us for KCS plus liabilities assumed, including deferred taxes recorded in connection with our merger with KCS, over the estimated fair market value of the tangible net assets acquired.

Goodwill is not amortized, but instead must be tested at least annually for impairment by applying a fair value based test. Goodwill is deemed impaired to the extent of any excess of its carrying amount over the residual fair value of the business. Such non-cash impairment could significantly reduce earnings during the period in which the impairment occurs, and would result in a corresponding reduction to goodwill and stockholders’ equity.

The costs of the KCS Merger could adversely affect our operating results.

We and KCS estimate the total merger-related costs, exclusive of employee severance and benefit costs, to be approximately $36 million, primarily consisting of investment banking, legal and accounting fees and financial printing and other related charges. The foregoing estimate is preliminary and is subject to change. In addition, we will incur certain expenses in connection with the integration of our and KCS’s businesses.

Risks Relating to Common Stock

We have not paid, and do not anticipate paying, any dividends on our common stock in the foreseeable future.

We have never paid any cash dividends on our common stock. We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock. Our revolving credit facility restricts our ability to pay cash dividends on our capital stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare cash dividends on our preferred stock and common stock.

The trading price of our common stock may be volatile.

The trading price of our shares of common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth herein as well as our operating results, financial condition, drilling activities and general conditions in the oil and natural gas exploration and development industry, the economy, the securities markets and other events. In recent years broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have an extremely negative effect on the market price of our common stock.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

USE OF PROCEEDS

This prospectus relates to the offer and sale from time to time of up to an aggregate of 5,922,477 shares of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders. Please read “Selling Stockholders” for a list of the persons receiving proceeds from the sale of the common stock covered by this prospectus.

DESCRIPTION OF PETROHAWK CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are have been filed with the SEC and are incorporated by reference into this registration statement. Please read “Where You Can Find More Information.” You should also be aware that the summary below does not give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.

Authorized Capital Stock

Our authorized capital stock consists of 300 million shares of common stock, par value of $0.001 per share, and 5 million shares of preferred stock, par value $0.001 per share, 1.5 million shares of which have been designated 8% cumulative convertible preferred stock. July 12, 2006, after giving effect to the issuance of shares of our common stock in connection with the merger with KCS, we had 167,471,125 shares of common stock outstanding and no shares of preferred stock outstanding.

Selected provisions of our organizational documents are summarized below, however, you should read the organizational documents, which are filed as exhibits to our periodic filings with the SEC and incorporate herein by reference, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Stockholders do not have the right to cumulate their votes in the election of directors.

Dividends, distributions and stock splits. Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by the board of directors out of assets legally available therefore after payment of dividends required to be paid on shares of preferred stock, if any. Our existing debt arrangements restrict our ability to pay cash dividends.

Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All shares of common stock outstanding are fully paid and nonassessable.

Other rights. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

Our board of directors has the authority to issue up to five million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

8% cumulative convertible preferred stock

Effective July 10, 2006, we completed the redemption of all of our outstanding 8% cumulative convertible preferred stock. Currently, no shares of 8% cumulative convertible preferred stock are outstanding, and we do not have any current plans to issue additional shares in the future.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Our certificate of incorporation, bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.

Delaware law. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

Charter and bylaw provisions. Delaware law permits any Delaware corporation to classify its board of directors into as many as three (3) classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of one, two or three years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Our certificate of incorporation and bylaws provide for a classified board of directors by dividing the board into three (3) classes, with no class having more than one director more than any other class. The stockholders of a Delaware corporation with a classified board of directors may remove a director only “for cause” unless the company’s certificate of incorporation provides otherwise. Our bylaws restrict the removal of a director except “for cause.”

Transfer Agent and Registrar

The transfer agent and registrar for our common and preferred stock is American Stock Transfer & Trust Company, Inc. Its phone number is (800) 937-5449.

SELLING STOCKHOLDERS

The shares of our common stock covered by this prospectus are being offered by the selling stockholders listed in the table below. This prospectus will not cover subsequent sales of common stock purchased from a selling stockholder named in this prospectus.

No offer or sale under this prospectus may be made by a stockholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us, subject to the terms of a registration rights agreement between us and the placement agents, on behalf of the selling stockholders.

The following table sets forth the name of each selling stockholder, the nature of any position, office, or other material relationship which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such stockholder prior to the offering, the amount being offered for the stockholder’s account and the amount to be owned by such stockholders after completion of the offering.

We prepared the table based on information supplied to us by the selling stockholders. We have not sought to verify such information. Additionally, the selling stockholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling stockholders may also change over time.

Name	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Number of Shares of Common Stock Being Offered Hereby		Number of Shares of Common Stock Beneficially Owned After Completion of the Offering(1)		Percentage of Shares of Common Stock Beneficially Owned After Completion of the Offering(1)
James W. Christmas, current Petrohawk Vice Chairman and former KCS Chief Executive Officer and Chairman	2,817,046	(2)	2,809,546	(3)	7,500	(4)	*
William N. Hahne, current Petrohawk Chief Operating Officer and former KCS President and Chief Operating Officer	1,133,504	(5)	1,058,504	(6)	75,000	(7)	*
Robert G. Raynolds, current Petrohawk director and former KCS director	916,310	(8)	908,810	(9)	7,500	(10)	*
Christopher Viggiano, current Petrohawk director and former KCS director	79,315	(11)	71,815	(12)	7,500	(13)	*
Gary A. Merriman, current Petrohawk director and former KCS director	34,220	(14)	26,720	(15)	7,500	(16)	*
Joseph T. Leary, former KCS Vice President, Chief Financial Officer(17)	141,189		141,189		—		*
Frederick Dwyer, former KCS Vice President, Controller and Secretary(18)	157,024		157,024		—		*
Harry Lee Stout, former KCS Senior Vice President, Marketing and Risk Management(19)	482,409		482,409		—		*
G. Stanton Geary, former KCS director(20)	43,985		43,985		—		*
Joel D. Siegel, former KCS director(21)	222,475		222,475		—		*

*	Less than 1%.
(1)	Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
(2)	Includes 1,946,283 shares of our common stock issued in connection with the merger (which includes 140,802 shares held through a 401(k) plan and 59,400 shares held in a trust for Mr. Christmas’s children), 863,263 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us and 7,500 shares of our common stock issued under our Second Amended and Restated 2004 Non-Employee Director Incentive Plan, as amended, (the “Non-Employee Director Plan”).
(3)	Includes 1,946,283 shares of our common stock issued in connection with the merger (which includes 140,802 shares held through a 401(k) plan and 59,400 shares held in a trust for Mr. Christmas’s children) and 863,263 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us.
(4)	Includes 7,500 shares of our common stock issued under our Non-Employee Director Plan.
(5)	Includes 388,030 shares of our common stock issued in connection with the merger (which includes 21,288 shares held through a 401(k) plan), 670,474 shares of our common stock issuable upon exercise of stock options under KCS incentive plans adopted by us, 25,000 shares of our common stock issuable upon exercise of stock options granted under our Second Amended and Restated 2004 Employee Incentive Plan, as amended, (the “Employee Incentive Plan”) and 50,000 shares of our common stock issued under our Employee Incentive Plan.

(6)	Includes 388,030 shares of our common stock issued in connection with the merger (which includes 21,288 shares held through a 401(k) plan) and 670,474 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us.
(7)	Includes 25,000 shares of our common stock issuable upon exercise of stock options granted under our incentive plans and 50,000 shares of our common stock issued under our incentive plans.
(8)	Includes 877,995 shares of our common stock issued in connection with the merger (797,352 of which are held by a trust in which Mr. Raynolds is a co-trustee and 11,259 of which are held in a trust for Mr. Raynolds’s children), 30,815 shares of our common stock issuable upon exercise of stock options granted under KCS stock option plans adopted by us and 7,500 shares of our common stock issued under our Non-Employee Director Plan.
(9)	Includes 877,995 shares of our common stock issued in connection with the merger (797,352 of which are held by a trust in which Mr. Raynolds is a co-trustee and 11,259 of which are held in a trust for Mr. Raynolds’s children) and 30,815 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us.
(10)	Includes 7,500 shares of our common stock issued under our Non-Employee Director Plan.
(11)	Includes 41,000 shares of our common stock issued in connection with the merger, 30,815 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us and 7,500 shares of our common stock issued under our Non-Employee Director Plan.
(12)	Includes 41,000 shares of our common stock issued in connection with the merger and 30,815 shares of our common stock issuable upon exercise of stock options under KCS incentive plans adopted by us.
(13)	Includes 7,500 shares of our common stock issued under our Non-Employee Director Plan.
(14)	Includes 5,385 shares of our common stock issued in connection with the merger, 21,335 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us and 7,500 shares of our common stock issued under our Non-Employee Director Plan.
(15)	Includes 5,385 shares of our common stock issued in connection with the merger and 21,335 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us.
(16)	Includes 7,500 shares of our common stock issued under our Non-Employee Director Plan.
(17)	Includes 75,388 shares of our common stock issued in connection with the merger (which includes 2,393 shares held through a 401(k) plan) and 65,851 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us.
(18)	Includes 75,605 shares of our common stock issued in connection with the merger (which includes 7,850 shares held through a 401(k) plan) and 81,419 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us.
(19)	Includes 250,610 shares of our common stock issued in connection with the merger (which includes 102,709 shares held through a 401(k) plan) and 231,799 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us.
(20)	Includes 29,762 shares of our common stock issued in connection with the merger and 14,223 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us.
(21)	Includes 191,660 shares of our common stock issued in connection with the merger (26,400 of which are held in a trust for Mr. Siegel’s children) and 30,815 shares of our common stock issuable upon exercise of stock options granted under KCS incentive plans adopted by us.

PLAN OF DISTRIBUTION

The common stock being offered by the selling stockholders, or by their respective pledgees, donees, distributees, transferees, or other successors in interest, will be sold in one or more transactions by the following means of distribution (or any combination thereof):

•	Block trades (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction.

•	Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.

•	Exchange distributions and/or secondary distributions in accordance with the rules of the NASDAQ National Market.

•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

•	Sales in the over-the-counter market.

•	Through short sales of common stock.

•	Through the writing of options on common stock.

•	Distributions to beneficiaries.

•	Privately negotiated transactions.

The selling stockholders may from time to time deliver all or a portion of the shares of common stock offered hereby to cover a short sale or sales or upon the exercise, settlement or closing of a call equivalent position or a put equivalent position.

The sale price to the public may be the market price prevailing at the time of sale, a price related to the prevailing market price or at any other price as the selling stockholders determine from time to time. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of common stock if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may also sell the common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such market makers and broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Market makers and block purchasers purchasing the common stock will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with a selling stockholder.

The selling stockholders may pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

There can be no assurance that all or any of the common stock offered hereby will be issued to, or sold by, the selling stockholders.

The selling stockholders and any broker-dealers that act in connection with the sale of common stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”), may apply to their sales in the market. The registration of the common stock under the Securities Act shall not be deemed an admission by the selling stockholders that the selling stockholders are underwriters for purposes of the Securities Act of any common stock offered pursuant to this prospectus. In addition, under the securities laws of some states, the shares of common stock may be sold in these states only through registered or licensed brokers or dealers.

Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the shares of common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock during any applicable “cooling off” periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 101, 102, 103 and 104, which provisions may limit the timing of purchases and sales of common stock by the selling stockholders.

We will not receive any proceeds from the sale of common stock offered by the selling stockholders. We will pay all expenses of the registration of the common stock, estimated to be $7,472 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder for use in this prospectus, in accordance with the related Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the issuance of the common stock covered by this prospectus has been passed upon for us by Thompson & Knight LLP, Houston, Texas.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Petrohawk Energy Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Petrohawk Energy Corporation (formerly Beta Oil & Gas Corporation) for the year ended December 31, 2003, appearing in Petrohawk Energy Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of KCS Energy, Inc. and subsidiaries appearing in KCS Energy, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005, and KCS Energy, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Certain estimates of proved oil and gas reserves for Petrohawk Energy Corporation referred to and incorporated by reference herein were based in part upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of such firm as experts in such matters.

Certain estimates of proved oil and gas reserves for KCS Energy, Inc. referred to and incorporated by reference herein were based in part upon engineering reports prepared by KCS and audited by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of such firm as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 that we filed on July 18, 2006, with the Securities Exchange Commission, or SEC, under the Securities Act of 1933, as amended. We refer you to this registration statement, for further information about us and our common stock offered hereby.

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and other information with the SEC (Commission File No. 000-25717). These filings contain important information that does not appear in this prospectus. For further information about Petrohawk, you may read and copy these filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC Internet site at www.sec.gov, which contains periodic reports and other information regarding issuers that file electronically. In addition, through our website, www.petrohawk.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is:

Petrohawk Energy Corporation

Attn: Investor Relations

1100 Louisiana, Suite 4400

Houston, Texas 77002

Phone (832) 204-2700

investors@petrohawk.com

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 14, 2006 (Commission File No. 000-25717);

•	Our amendment to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed on April 28, 2006 (Commission File No. 000-25717);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006;

•	our Current Reports on Form 8-K filed on January 31, 2006, February 2, 2006, February 9, 2006, March 6, 2006, April 21, 2006 (exuding information furnished pursuant to Item 7.01), May 18, 2006, June 23, 2006, June 28, 2006, June 29, 2006, July 11, 2006, and July 17, 2006 and Current Reports on Form 8-K/A filed on January 5, 2006 and March 17, 2006 (Commission File No. 000-25717); and

•	the description of our common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description. (Commission File No. 000-25717).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

Included and incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. The words “should,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “plan” and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements regarding:

•	estimates of proved reserve quantities and net present values of those reserves;

•	estimates of probable and possible reserve quantities;

•	reserve potential;

•	business strategy;

•	estimates of future commodity prices;

•	amounts and types of capital expenditures and operating expenses;

•	expansion and growth of our business and operations;

•	expansion and development trends of the oil and natural gas industry;

•	production of oil and natural gas reserves;

•	exploration prospects;

•	wells to be drilled, and drilling results;

•	operating results and working capital; and

•	future methods and types of financing.

Such forward-looking statements involve assumptions and are subject to known and unknown risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Although we believe that the assumptions reflected in such forward-looking statements are reasonable, we can give no assurance that such assumptions will prove to have been correct. You should read the section entitled “Risk Factors” for a discussion of some of the factors that may affect these assumptions. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$7,472
Legal fees and expenses	25,000	*
Accounting fees and expenses	40,000	*
Engineering fees and expenses	5,000	*
Printing expenses	10,000	*
Miscellaneous	5,000	*

TOTAL	$92,472

*	Estimates

Item 15.	Indemnification Of Officers And Directors

Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law (“DGCL”) relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

•	for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or those of any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

Section 145 of the DGCL, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys’ fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries’ officers and directors against specified liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

We have entered into separate indemnification agreements with our directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or the DGCL. The indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.

Item 16.	Exhibits And Financial Statement Schedules

(a)	Exhibits.

The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.		Description

4.1		Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 filed July 29, 2004

4.2		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed November 24, 2004

4.3		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed July 17, 2006

4.4		Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarter ended September 30, 2004, filed November 15, 2004

5.1	*	Opinion of Thompson & Knight LLP

23.1	*	Consent of Thompson & Knight LLP (included in the opinion of Thompson & Knight LLP filed herewith as Exhibit 5.1)

23.2	*	Consent of UHY Mann Frankfort Stein & Lipp CPAs LLP

23.3	*	Consent of Deloitte & Touche LLP

23.4	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for Petrohawk Energy Corporation (formerly Beta Oil & Gas Corporation)

23.5	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for KCS Energy, Inc.

23.6	*	Consent of Netherland, Sewell & Associates, Inc., Petroleum Engineers for Petrohawk Energy Corporation

24		Power of Attorney (included in the signature page of this Registration Statement)

*	Filed herewith.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of

1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

(f) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on July 17, 2006.

PETROHAWK ENERGY CORPORATION

By:	/s/ Floyd C. Wilson
Name:	Floyd C. Wilson
Title:	President and Chief Executive Officer

Each person whose signature appears below authorizes Floyd C. Wilson and Shane M. Bayless, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Date	Signature / Title
July 17, 2006	By:	/s/ Floyd C. Wilson Floyd C. Wilson Chairman of the Board, President, and Chief Executive Officer

July 17, 2006	By:	/s/ Shane M. Bayless Shane M. Bayless Chief Financial Officer, Executive Vice President and Treasurer

July 17, 2006	By:	/s/ Tucker S. Bridwell Tucker S. Bridwell Director

July 17, 2006	By:	/s/ James L. Irish III James L. Irish III Director

July 17, 2006	By:	/s/ Robert C. Stone, Jr. Robert C. Stone, Jr. Director

July 17, 2006	By:	/s/ Thomas R. Fuller Thomas R. Fuller Director

Date	Signature / Title

July 17, 2006	By:	/s/ James W. Christmas James W. Christmas Director

July 17, 2006	By:	/s/ Robert G. Raynolds Robert G. Raynolds Director

July 17, 2006	By:	/s/ Gary A. Merriman Gary A. Merriman Director

July 17, 2006	By:	/s/ Christopher A. Viggiano Christopher A. Viggiano Director

EXHIBIT INDEX

Exhibit No.		Description

4.1		Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 filed July 29, 2004

4.2		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed November 24, 2004

4.3		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed July 17, 2006

4.4		Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarter ended September 30, 2004, filed November 15, 2004

5.1	*	Opinion of Thompson & Knight LLP

23.1	*	Consent of Thompson & Knight LLP (included in the opinion of Thompson & Knight LLP filed herewith as Exhibit 5.1)

23.2	*	Consent of UHY Mann Frankfort Stein & Lipp CPAs LLP

23.3	*	Consent of Deloitte & Touche LLP

23.4	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for Petrohawk Energy Corporation (formerly Beta Oil & Gas Corporation)

23.5	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for KCS Energy, Inc.

23.6	*	Consent of Netherland, Sewell & Associates, Inc., Petroleum Engineers for Petrohawk Energy Corporation

24		Power of Attorney (included in the signature page of this Registration Statement)

*	Filed herewith.